News release

Zi Corporation Reports Record
2004 Third Quarter, Nine-Month Results

Year-over-Year Revenue Up More Than 40 Percent in Both Periods

CALGARY, AB, November 15, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today reported strong year-over-year improvements in top- and bottom-line performance for its third quarter and first nine months ended September 30, 2004. Revenue increased more than 40 percent for both the third quarter and first nine months of 2004 from prior year periods and the Company posted its second consecutive quarterly profit with a year-to-year bottom line improvement in this year's third quarter of $1 million. President and CEO Michael D. Donnell said that the third quarter results reflect increasing demand for the Company's predictive text input applications and the impact of significant improvements in the operations and financial strength of Zi.

(Effective December 31, 2003, Zi Corporation initiated its financial reporting in conformity with U.S. GAAP; the Company's financial statements are in U.S. dollars and unless otherwise indicated, all monetary amounts in this news release are in U.S. dollars.)

Zi Corporation total revenue for the third quarter of 2004 increased 40 percent to $3.7 million, from $2.7 million in the year earlier period, and increased sequentially 9 percent from revenues of $3.4 million in the 2004 second quarter. Net income for the three months ended September 30, 2004 was $725,000, or a basic and diluted $0.02 per share, up from a $261,000 loss, or a $0.01 loss per share, in the prior year third quarter. Gross margin as a percentage of revenue was 96.7 percent in this year's third quarter compared to 97.5 percent in the third quarter of last year and up modestly from 96 percent in this year's second quarter.

Revenue from the Company's Zi Technology business unit in the 2004 third quarter was $3.6 million, up from $2.5 million for the same period last year. Revenue in this year's third quarter from its e-Learning segment was even year-over-year at approximately $100,000. Operating profit for the Zi Technology business unit was $1.7 million in this year's third quarter, up from $340,000 in the same period last year.

"This year is shaping up to be the best in the history of the Company, with strong gains in revenue and significant improvements in profitability," Donnell said. "In recording our second consecutive quarter of profitability in this year's third quarter, net income was almost three times that recorded in this year's second quarter. And, year-over-year, we generated bottom-line improvements for the 2004 third quarter and nine months of $1 million and $2.4 million, respectively. These solid sequential and year-over-year increases in profitability clearly demonstrate the operational and financial progress we have made and the earnings leverage we gain from our high contribution margins.

"On the product front, we have achieved a number of significant advances in the last 12 months and today eZiText® and eZiTap™ are more fully featured than the products of our competitors, which we believe positions us as the supplier of choice," Donnell added. "Additionally, we have products currently in late-stage development that can dramatically improve the user interface and simplify interaction with mobile devices and that can significantly expand our market and revenue opportunities over the next couple of years. We also have a number of new marketing and technology relationships in the pipeline that should further expand our worldwide reach and market penetration. We are gaining market share and thanks largely to our focus on innovation, product development and expansion, a very strong cash position and a newly bolstered senior management team, we are well positioned for continued increases in market share, revenue and profitability."

Total revenue for the nine months ended September 30, 2004 rose 46 percent to $10.2 million, up from $7.0 million in the first nine months of 2003. The net loss for this year's first nine months was $477,000, or a $0.01 loss per share, a significant improvement from the $2.9 million loss, or a $0.08 loss per share, in the same period last year. The results for the first nine months of 2004 include non-cash compensation expense of $1.0 million for the issuance of restricted stock units, and $458,000 for the issuance of non-employee stock options. Excluding these non-cash compensation charges, the Company would have recorded a profit of approximately $1.0 million for the first nine months of this year. The results for the first nine months of 2003 include $572,000 of non-cash compensation expense.

Revenue from the Zi Technology business unit in the first nine months of 2004 increased 49 percent to $9.9 million from $6.6 million for the same period last year. Revenue from the Company's e-Learning segment for this year's first nine months was $263,000 compared to $324,000 for the first nine months of 2003. For the first nine months of this year, the Company's Zi Technology unit generated a $3.7 million operating profit, compared to an operating profit of $757,000 for the first nine months of 2003.

Zi earned royalties from 40 and 57 eZiText licensees, respectively, in this year's third quarter and first nine months, compared to 37 and 40 licensees in the same periods last year. There were 105 new device models embedded with eZiText released into the market during the 2004 third quarter and a total of 279 for the first nine months of this year, bringing the total as of September 30, 2004 to 677, up from 345 a year earlier. The number of new models and the total number of models with Zi technology embedded are among the leading indicators of the progress the Company is making in expanding its revenue base.

The Company's balance sheet as of September 30, 2004, showed cash and cash equivalents of $9.7 million, total assets of $18.4 million, and shareholders' equity of $13.8 million. On July 16, 2004, the Company completed a private placement for gross proceeds of CDN$10 million (US$7.6 million), after which it repaid in full the demand note for the $1 million borrowed in December of last year.

Selling, general and administrative expense ("SG&A") in the three months ended September 30, 2004 was $2.1 million compared to $1.8 million in the same period a year earlier, and SG&A expense in the first nine months of this year was $7.6 million, compared to $5.9 million in the prior year period. The year-over-year increase of $1.6 million for the 2004 first nine months was due to $1.4 million in non-cash compensation expense recognized upon issuance of restricted stock units and non-employee stock options in this year's first quarter. In the first nine months of 2003, $572,000 of non-cash compensation expense was incurred. Excluding these non-cash expenses, SG&A increased $774,000 in this year's first nine months reflecting lower fixed costs period to period, offset by higher sales commissions on increased revenue volume and costs associated with changes in financial reporting currency and GAAP.

Product research and development expenses for the 2004 third quarter and first nine months were $411,000 and $1.4 million, respectively, compared to $552,000 and $1.5 million in the respective year-earlier periods. Gross expenditures on product development before capitalization of certain software costs in this year's third quarter and first nine months increased by $260,000 and $1.0 million over the respective prior year periods, reflecting the Company's focused efforts on developing dramatically new and improved language database software. For the three months ended September 30, 2004, the Company capitalized $418,000 in software development costs.

Executive Summary of Operating Results
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of US$ except per share amounts)	2004	2003	2004	2003
Revenue	$ 3,718	$ 2,651	$ 10,161	$ 6,973
Gross margin	3,597	2,585	9,791	6,694
Net income (loss)	725	(261)	(477)	(2,913)
Total assets	$ 18,387	$ 8,113	$ 18,387	$ 8,113
Net income (loss) per share - basic and diluted	$ 0.02	$ (0.01)	$ (0.01)	$ (0.08)
Outstanding shares, weighted average	42,584,158	39,319,269	40,496,790	38,504,101
Outstanding shares, end of period	43,805,924	39,325,560	43,805,924	39,325,560

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's interim consolidated financial statements and notes.

Conference Call
 As previously announced, Zi is conducting a conference call to review its financial results today at 11:30 AM EST (Eastern). The dial-in number for the call in North America is 888-695-0612 and 1-719 457-2663 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company's website at www.zicorp.com.

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in Zi Corporation's most recent reports on SEDAR, Form 20-F and Form 6-K, each as it may be amended from time to time. Zi Corporation's results of operations for the third quarter and nine months ended September 30, 2004 are not necessarily indicative of Zi Corporation's operating results for any future periods. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

TABLES FOLLOW

Zi Corporation
Consolidated Balance Sheets

	September 30, 2004	December 31, 2003
(United States of America Dollars)	US GAAP
	(unaudited)
Assets	(note 2)	(note 2)
Current assets
Cash and cash equivalents	$9,735,134	$2,366,885
Accounts receivable - net of allowance of $126,148 (December 31, 2003 - $507,640)	3,721,353	4,053,451
Prepayments and deposits	547,568	399,767
Total current assets	14,004,055	6,820,103

Notes receivable	2,000,000	2,000,000
Capital assets - net	902,846	1,097,585
Intangible assets - net	1,479,810	587,720
Investment in significantly influenced company	-	-
	$18,386,711	$10,505,408

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$3,337,160	$4,099,307
Deferred revenue	1,250,787	1,099,573
Notes payable	-	1,000,000
Current portion of capital lease obligations	18,176	22,095
Total current liabilities	4,606,123	6,220,975

Capital lease obligations	11,898	3,340
	4,618,021	6,224,315

Contingent liabilities and guarantees

Shareholders' equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 43,805,924 (2003 - 39,371,560) issued and outstanding	104,634,445	94,713,461
Accumulated deficit	(90,170,345)	(89,692,897)
Accumulated other comprehensive loss	(695,410)	(739,471)
	13,768,690	4,281,093
	$18,386,711	$10,505,408

See accompanying selected notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Income (Loss) and Deficit

Three Months Ended September 30, (unaudited)	2004	2003	2003
(United States of America Dollars except per share amounts)	US GAAP		Cdn. GAAP
	(note 2)
Revenue
License and implementation fees	$3,615,625	$2,509,314	$2,509,314
Other product revenue	102,493	141,273	141,273
	3,718,118	2,650,587	2,650,587

Cost of sales
License and implementation fees	88,879	38,752	38,752
Other	32,289	26,487	26,487
	121,168	65,239	65,239
Gross margin	3,596,950	2,585,348	2,585,348

Operating expenses

Selling general and administrative	(2,068,898)	(1,755,708)	(1,755,708)
Litigation and legal	(197,831)	(229,326)	(229,326)
Product research and development	(410,568)	(551,688)	(551,688)
Depreciation and amortization	(211,175)	(312,916)	(312,916)
Foreign exchange gain	-	-	35,781
Operating income (loss) before undernoted	708,478	(264,290)	(228,509)

Interest on long-term debt	(1,651)	(1,825)	(1,825)
Other interest	(6,120)	(414)	(414)
Interest income and other income	24,791	5,539	5,539
Equity interest in loss of significantly influenced company	-	-	-
Net income (loss)	725,498	(260,990)	(225,209)
Deficit, beginning of period	(90,895,843)	(89,413,581)	(65,856,783)
Deficit, end of period	$(90,170,345)	$(89,674,571)	$(66,081,992)

Earnings (loss) per share
Basic	$0.02	$(0.01)	$(0.01)
Diluted	$0.02	$(0.01)	$(0.01)
Weighted average common shares	42,584,158	39,319,269	39,319,269
Common shares outstanding, end of period	43,805,924	39,325,560	39,325,560

See accompanying selected notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Loss and Deficit

Nine Months Ended September 30, (unaudited)	2004	2003	2003
(United States of America Dollars except per share amounts)	US GAAP		Cdn. GAAP
	(note 2)
Revenue
License and implementation fees	$9,897,905	$6,649,202	$6,649,202
Other product revenue	263,407	323,924	323,924
	10,161,312	6,973,126	6,973,126

Cost of sales
License and implementation fees	293,625	234,972	234,972
Other	76,697	44,564	44,564
	370,322	279,536	279,536
Gross margin	9,790,990	6,693,590	6,693,590

Operating expenses

Selling general and administrative	(7,582,634)	(5,938,109)	(5,938,109)
Litigation and legal	(587,582)	(520,963)	(520,963)
Product research and development	(1,429,291)	(1,519,324)	(1,519,324)
Depreciation and amortization	(672,181)	(1,088,109)	(1,088,109)
Foreign exchange gain	-	-	120,594
Operating loss before undernoted	(480,698)	(2,372,915)	(2,252,321)

Interest on long term debt	(5,623)	(8,643)	(8,643)
Other interest	(32,887)	(553,911)	(553,911)
Interest income and other income	41,760	22,686	22,686
Equity interest in loss of significantly influenced company	-	-	-
Net loss	(477,448)	(2,912,783)	(2,792,189)
Deficit, beginning of period	(89,692,897)	(86,761,788)	(63,289,803)
Deficit, end of period	$(90,170,345)	$(89,674,571)	$(66,081,992)

Basic and diluted loss per share	$(0.01)	$(0.08)	$(0.07)
Weighted average common shares	40,496,790	38,504,101	38,504,101
Common shares outstanding, end of period	43,805,924	39,325,560	39,325,560

See accompanying selected notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Cash Flows

Three Months Ended September 30, (unaudited)	2004	2003	2003
(United States of America Dollars)	US GAAP		Cdn. GAAP
	(note 2)
Net cash flow from (used in) operating activities:
Net income (loss)	$725,498	$(260,990)	$(225,209)
Items not affecting cash:
Loss on dispositions of capital assets	2,637	1,142	1,142
Depreciation and amortization	211,175	312,916	312,916
Non-cash consultant compensation	10,626	572,360	572,360
Non-cash compensation expense	(32,630)	(477,451)	(477,451)
Non-cash interest expense	-	(50,517)	(50,517)
Decrease (increase) in non-cash working capital	629,052	(1,004,429)	(1,004,429)
Cash flow from (used in) operating activities	1,546,358	(906,969)	(871,188)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	8,275,618	91,247	91,247
Settlement of note payable	(1,000,000)	-	-
Payment of capital lease obligations	(6,076)	(26,128)	(26,128)
Cash flow from financing activities	7,269,542	65,119	65,119

Cash flow used in investing activities:
Purchase of capital assets	(74,358)	(28,853)	(28,853)
Proceeds from capital dispositions	-	(5)	(5)
Software development costs	(417,521)	(16,853)	(16,853)
Cash flow used in investing activities	(491,879)	(45,711)	(45,711)

Effect of foreign exchange rate changes on cash and cash equivalents	48,567	35,781	-
Net cash inflow (outflow)	8,372,588	(851,780)	(851,780)
Cash and cash equivalents, beginning of period	1,362,546	1,554,410	1,554,410
Cash and cash equivalents, end of period	$9,735,134	$702,630	$702,630

Components of cash equivalents
Cash	$2,090,812	$702,630	$702,630
Cash equivalents	$7,644,322	$-	$-

Supplemental cash flow information
Cash paid for interest	$7,771	$2,239	$2,239

See accompanying selected notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Cash Flows

Nine Months Ended September 30, (unaudited)	2004	2003	2003
(United States of America Dollars)	US GAAP		Cdn. GAAP
	(note 2)
Net cash flow from (used) in operating activities:
Net loss	$(477,448)	$(2,912,783)	$(2,792,189)
Items not affecting cash:
Loss on dispositions of capital assets	5,427	100	100
Depreciation and amortization	672,181	1,088,109	1,088,109
Non-cash consultant compensation	458,498	572,360	572,360
Non-cash compensation expense	984,821	-	-
Non-cash interest expense	-	44,827	44,827
Increase in non-cash working capital	(426,636)	(811,509)	(811,509)
Cash flow from (used in) operating activities	1,216,843	(2,018,896)	(1,898,302)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	8,477,665	2,825,006	2,825,006
Settlement of note payable	(1,000,000)	(3,300,000)	(3,300,000)
Payment of capital lease obligations	4,639	(81,101)	(81,101)
Cash flow from (used in) financing activities	7,482,304	(556,095)	(556,095)

Cash flow from (used in) investing activities:
Purchase of capital assets	(87,254)	(40,991)	(40,991)
Proceeds from capital dispositions	-	2,662	2,662
Software development costs	(1,287,705)	(191,176)	(191,176)
Cash flow used in investing activities	(1,374,959)	(229,505)	(229,505)

Effect of foreign exchange rate changes on cash and cash equivalents	44,061	120,594	-
Net cash inflow (outflow)	7,368,249	(2,683,902)	(2,683,902)
Cash and cash equivalents, beginning of period	2,366,885	3,386,532	3,386,532
Cash and cash equivalents, end of period	$9,735,134	$702,630	$702,630

Non-cash financing activity
Equipment acquired under capital lease	$29,188	$-	$-

Components of cash equivalents
Cash	$2,090,812	$702,630	$702,630
Cash equivalents	$7,644,322	$-	$-

Supplemental cash flow information
Cash paid for interest	$38,510	$517,727	$517,727

See accompanying notes to consolidated financial statements.

Selected Notes to the Consolidated Financial Statements

For the three and nine month periods ended September 30, 2004 (Unaudited)

NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 10 of the Company's September 30, 2004 unaudited consolidated financial statements. They do not include all disclosures required by generally accepted accounting principles required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements, which were prepared in accordance with US GAAP and are included in our Annual Report on Form 20-F for the year ended December 31, 2003. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim financial statements. Effective March 31, 2004, the Company initiated reporting in US dollars, with comparative periods restated to US dollars.

Historically, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP and Canadian dollars with an annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in accordance with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. As such, as required under Canadian securities legislation, the previously filed 2003 interim consolidated financial statements were refiled to reflect the effects of the change to US GAAP.